PLYMOUTH ROCK TECHNOLOGIES INC. ANNOUNCES FORMATION OF ADVISORY BOARD & GRANTS INCENTIVE STOCK OPTIONS

Vancouver, BC – January 16, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth” or the “Company”) is pleased to announce the formation of the Plymouth Rock Technologies advisory board.

The advisory board will be chaired by Professor Stuart Harmer, DPhil, BSc. (HONS), FINSTP. who will be joined by Douglas Smith and Jason Elwood.

Professor Stuart Harmer, a founding member of Plymouth Rock Technologies, is currently Head of the new Engineering & Design department at the University of Chichester in the UK. Stuart holds a BSc. in Physics & Astrophysics, a DPhil. and is a Fellow of the Institute of Physics. Stuart has an applied research background in millimeter and microwave technologies and their application to remote sensing and security screening.

“PRT is developing a range of technologies that will help protect people and enhance security without impeding their freedom of movement.” said Professor Harmer, “Our technologies are able to be deployed stand-alone or complementary to current security screening systems.”

Douglas Smith, former Assistant Secretary for the U.S. Department of Homeland Security. Douglas is currently the CEO of i3Ops, a leading company in the Artificial Intelligence space focusing on national security applications. Smith brings over two decades of international experience in business development, communications, coalition building, public policy, and creating and managing public-private partnerships among Federal, State and local governments, and private industry. He has managed large-scale special projects and initiatives both within and outside of government. Douglas is a frequent public speaker both domestically and internationally and regularly appears on national television as an expert on national security and managing crisis.

Jason Elwood, retired in 2018 from Raytheon Company (NYSE:RTN) after 37 years within the defense industry. Most recently Jason held the position of Vice President of Operations for Raytheon Integrated Defense business (IDS) from July 2013 until his retirement. As the Operations leader Jason was responsible for locations around the globe. Jason holds an MBA in operations management from University of Massachusetts, Lowell, and has received numerous certifications and leadership awards.

Grant of Incentive Stock Options
The Company announces that it has granted an aggregate of 2,300,000 incentive stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. Any shares issued under the option grant will vest over a period of two years.

Plymouth Rock Technologies Inc.

Plymouth Rock Technologies Inc. is committed to the development of technologies related to the remote detection of assault firearms and suicide bombs concealed on the person or a carry bag. Plymouth Rock focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. Plymouth Rock’s technologies encompass the very latest radar techniques for quickly detecting, locating and identifying the presence of threats.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.